Exhibit 99.1

Ad hoc: Deutsche Bank AG (english)

Deutsche Bank: Redemption of 900,000 Trust Preferred Securities

Frankfurt am Main, December 19, 2014 – Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) hereby gives notice that the 900,000 Noncumulative Trust Preferred Securities, issued by Deutsche Bank Capital Funding Trust VI on 28 January 2005, will be redeemed on 28 January 2015 at their liquidation preference amount of EUR 1,000 per Trust Preferred Security:

Issuer:	Deutsche Bank Capital Funding Trust VI
Amount:	900 Mio Euro
WKN:	A0DTY3
ISIN:	DE000A0DTY34

All regulatory preconditions are met.

Deutsche Bank AG

Taunusanlage 12

60325 Frankfurt am Main

Germany

ISIN: DE0005140008

WKN: 514000

Listed: Regulated market in Berlin-Bremen, Duesseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich und Stuttgart; EUREX; NYSE

The International Securities Identification Numbers (ISINs) of further financial instruments issued by Deutsche Bank AG, and admitted to trading on a domestic organized market or for which such admission has been applied for, are available on Deutsche Bank’s Investor Relations website under https://www.db.com/ir/.